May 20, 2019

Robert S. Herlin
Interim Chief Executive Officer
Evolution Petroleum Corporation
1155 Dairy Ashford, Suite 425
Houston, TX 77079

       Re: Evolution Petroleum Corporation
           Registration Statement on Form S-3
           Filed May 13, 2019
           File No. 333-231412

Dear Mr. Herlin :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Mark W. Coffin, Esq.